Exhibit 21

Subsidiaries of the Company

Subsidiary	State of Incorporation	Doing Business under the Following Names
Sign Builders of America, Inc.	Delaware	Sign Builders of America, Inc.
Applied Nanotech, Inc.	Delaware	Applied Nanotech, Inc.
Electronic Billboard Technology, Inc.	Delaware	Electronic Billboard Technology, Inc.